UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

829322304

(CUSIP Number)

Milton C, Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,568,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,568,849 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS Digital Power Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,568,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,568,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 829322304

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,568,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,568,849 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 829322304

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned on June 13, 2022 as amended on June 16, 2022 and June 24, 2022 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Digital Power Lending, LLC were purchased with working capital in open market purchases. The Shares transacted by Digital Power Lending, LLC as reported on this Amendment No. 3 increased Digital Power Lending, LLC’s aggregate expenditures by $218,419.41. Consequently, as of the date of this Amendment No. 3, Digital Power Lending, LLC has expended an aggregate of $7,943,360.56 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 2,660,098 Shares outstanding, which is the total number of Shares outstanding as of May 27, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2022.

A.	BitNile Holdings, Inc.

(a)	As of the close of business on July 11, 2022, BitNile Holdings, Inc. may be deemed to beneficially own 1,568,849 Shares, consisting of Shares held by Digital Power Lending, LLC. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 59.0%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,568,849

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,568,849

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Digital Power Lending, LLC

(a)	As of the close of business on July 11, 2022, Digital Power Lending, LLC beneficially owns 1,568,849 Shares held directly by it.

Percentage: 59.0%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,568,849

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,568,849

(c)	Other than as previously disclosed on the Schedule 13D and the transactions set forth in Schedule A attached hereto, which are both incorporated by reference, Digital Power Lending, LLC has not entered into any transactions in the Shares during the past sixty days. All of such transactions were effected in the open market.

CUSIP No. 829322304

C.	Milton C. Ault, III

(a)	As of the close of business on July 11, 2022, Mr. Ault may be deemed to beneficially own 1,568,849 Shares, consisting of Shares held by Digital Power Lending, LLC. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of his relationship with such entity described in Item 2.

Percentage: 59.0%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,568,849

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,568,849

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 829322304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

DIGITAL POWER LENDING, LLC

	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	2,000	7.7375	06/24/2022
Purchase of Common Stock	1,200	8.3123	06/28/2022
Purchase of Common Stock	6,800	8.5429	06/29/2022
Purchase of Common Stock	5,000	8.1460	06/30/2022
Purchase of Common Stock	4,000	8.1174	07/01/2022
Purchase of Common Stock	1,300	7.7785	07/05/2022
Purchase of Common Stock	1,300	7.9706	07/07/2022
Purchase of Common Stock	5,249	7.85	07/08/2022